UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Stone Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

861642304

(CUSIP Number)

Thomas A. Satterfield

2609 Caldwell Mill Lane

Birmingham, Alabama 35243

(205) 298-0371

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,900
	8.	SHARED VOTING POWER 536,732
	9.	SOLE DISPOSITIVE POWER 27,900
	10.	SHARED DISPOSITIVE POWER 536,732
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,632
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Based on 5,690,253 shares of Common Stock of Stone Energy Corporation outstanding as of November 17, 2016, as reported by Stone Energy Corporation in Exhibit 99.1 to its Current Report on Form 8-K f filed with the Securities and Exchange Commission on November 18, 2016.

CUSIP No. 861642304	13D	Page 3 of 6

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Stone Energy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is filed by Thomas A. Satterfield, Jr., an individual resident of the State of Alabama (the “Reporting Person”).

(b) The business address of the Reporting Person is 2609 Caldwell Mill Lane, Birmingham, Alabama 35243.

(c) The Reporting Person’s primary business is acquiring, holding and disposing of investment securities.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

A total of approximately $6,650,866 was paid to acquire the Shares reported as beneficially owned by the Reporting Person. The funds used to purchase these securities were obtained from: (i) in the case of Shares held by the Reporting Person or by an individual holder, the personal funds of the person on whose behalf the securities were purchased, and (ii) in the case of Shares held by an entity, the general working capital of the entity. All Shares were purchased in the open market.

Item 4.	Purpose of Transaction.

The Reporting Person initially purchased the Shares reported herein as a passive investor based on the Reporting Person’s belief that such securities represented an attractive investment opportunity. However, the Reporting Person is filing this statement on Schedule 13D pursuant to §240.13d-1(e) because the Reporting Person now holds the Shares with a purpose or effect of changing or influencing control of the Issuer. Specifically, the Reporting Person believes that the restructuring plan recently announced by the Issuer disproportionately impairs the interests of the Issuer’s common shareholders and unfairly advantages other stakeholders, especially the Issuer’s board of directors and management. The proposed plan is substantially divergent from plans outlined in the Issuer’s presentation at the December 10, 2015 Capital One Conference (on which date commodity prices were lower than corresponding prices as of the date of the filing of this statement on Schedule 13D), and well below what the Bondholders Ad Hoc Committee offered in the Restructuring Proposal dated August 21, 2016, filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed August 23, 2016. The announcement of the plan shocked the market, causing a drop of approximately 50% in the price of the Shares.

The Reporting Person does not intend to support the proposed restructuring plan if the Issuer files for bankruptcy and the plan is submitted without changes. To that end, the Reporting Person has engaged Quinn Emanuel Urquhart & Sullivan, LLP to represent the Stone Energy Shareholders Ad Hoc Committee to request that an Equity Committee be appointed to represent the interests of the Issuer’s common shareholders in the proposed bankruptcy. The Reporting Person further intends to engage counsel to initiate a shareholder’s class action to recover losses incurred by the Issuer’s common shareholders. In addition, the Reporting Person intends to retain financial advisors and to speak with other common shareholders of the Issuer in furtherance of the foregoing purposes, and plans to request that other common shareholders participate in funding certain expenses to be incurred in seeking the appointment of an Equity Committee.

Depending on overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting

CUSIP No. 861642304	13D	Page 4 of 6

Person may endeavor to (i) increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Person may deem advisable and/or (ii) enter into transactions that increase or hedge the Reporting Person’s economic exposure to the Shares without affecting the Reporting Person’s beneficial ownership of Shares.

The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make proposals with respect to, or with respect to potential changes in, the Issuer’s operations, management, certificate of incorporation and bylaws, composition of the board of directors, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Person may change his intention with respect to any and all matters referred to in Item 4. The Reporting Person intends to review his investment in the Issuer on an ongoing basis and may from time to time in the future express his views to and/or meet with management, the Issuer’s board of directors, other stockholders or third parties, including potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by the Reporting Person is based on 5,690,253 Shares outstanding, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Current Report filed on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016.

As of November 29, 2016, Thomas A. Satterfield, Jr. beneficially owns 564,632, or 9.92% of the outstanding Shares. Of this amount, 27,900 Shares are held by the Reporting Person individually; 13,500 Shares are held jointly with the Reporting Person’s spouse; 3,250 Shares are held individually by the Reporting Person’s spouse; 38,500 Shares are held by Tomsat Investment & Trading Co., Inc., a corporation wholly owned by the Reporting Person and of which he serves as President; and 225,262 Shares are held by Caldwell Mill Opportunity Fund, LLC, which fund is managed by an entity of which the Reporting Person owns a 50% interest and serves as Chief Investment Manager. Additionally, the Reporting Person has limited powers of attorney for voting and disposition purposes with respect to the following Shares: A.G. Family L.P. (207,500 Shares); Thomas A. Satterfield, Sr., the Reporting Person’s father (20,000 Shares); Milyn Satterfield Little, the Reporting Person’s daughter (350 Shares); Jeanette Satterfield Kaiser, the Reporting Person’s sister (12,500 Shares); Richard W. Kaiser, the Reporting Person’s brother-in-law (6,000 Shares); David A. Satterfield, the Reporting Person’s brother (9,200 Shares); Alexandra Pontikes, the Reporting Person’s niece (335 Shares); and Camille Pontikes, the Reporting Person’s niece (335 Shares). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective Shares.

In addition, the Reporting Person beneficially owns $9,000,000 in aggregate principal amount, or 1.16%, of the Issuer’s outstanding 7 1⁄2% Senior Notes Due 2022. Of this amount, $2,000,000 in principal amount is held by Tomsat Investment & Trading Co., Inc.; $3,000,000 in principal amount is held by Caldwell Mill Opportunity Fund; and $4,000,000 in principal amount is held by A.G. Family L.P. The Reporting Person also beneficially owns $4,865,000 in aggregate principal amount, or 1.62%, of the Issuer’s outstanding 1 3⁄4% Senior Convertible Notes Due 2017. Of this amount, $500,000 in principal amount is held by Tomsat Investment & Trading Co., Inc.; $2,365,000 in principal amount is held by Caldwell Mill Opportunity Fund; and $2,000,000 in principal amount is held by A.G. Family L.P.

(b) The Reporting Person has sole power to vote and dispose of the 27,900 Shares held by him individually. The Reporting Person shares the power to vote and dispose of Shares held by his spouse individually (with respect to 3,250 Shares), by his spouse jointly (with respect to 13,500 Shares), by Tomsat Investment & Trading Co., Inc. (with respect to 38,500 Shares), and by Caldwell Mill Opportunity Fund (with respect to 225,262 Shares) as a result of his relationship with these persons and entities. In addition, with respect to Shares held by A.G. Family L.P., Thomas A. Satterfield, Sr., Milyn Satterfield Little, Jeanette Satterfield Kaiser, Richard W. Kaiser, David A, Satterfield, Alexandra Pontikes and Camille Pontikes, the Reporting Person has joint power to dispose of such Shares under a limited power of attorney pursuant to which the Reporting Person manages all purchases and sales of Shares in their accounts, but the Reporting Person does not have voting power over the Shares. None of the foregoing persons or entities has a right to dispose of any Shares other than their respective Shares and therefore are deemed not to be beneficial owners of more than 5% of the Issuer’s total outstanding Shares.

(c) The following Shares were purchased in the open market during the prior 60 days (based on settlement date):

Purchaser	Date	Number of Shares	Price
Caldwell Mill Opportunity Fund, LLC	11/02/2016	13,775	$3.80
Caldwell Mill Opportunity Fund, LLC	11/03/2016	6,487	$3.78

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The following Shares were sold in the open market during the prior 60 days (based on settlement date):

Seller	Date	Number of Shares	Price
Richard W. Kaiser	11/15/2016	600	$5.91
David A. Satterfield	11/15/2016	800	$5.92
Thomas A. Satterfield, Sr.	11/15/2016	5,000	$5.93
Jeanette S. Kaiser	11/15/2016	3,500	$5.94
Alexandria Pontikes	11/15/2016	115	$5.94
Thomas A. Satterfield, Jr. and Rebecca S. Satterfield	11/15/2016	1,500	$5.95
Camille Pontikes	11/15/2016	115	$5.95
Milyn Satterfield Little	11/15/2016	100	$5.95
AG Family LP	11/15/2016	2,500	$5.96
Tomsat Investment & Trading Co., Inc.	11/15/2016	1,500	$6.00
Thomas A Satterfield, Jr.	11/15/2016	1,100	$6.03

(d) Except as set forth in Item 5(a), no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas A. Satterfield, Jr.

Thomas A. Satterfield, Jr. November 29, 2016